UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 01-14010

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

Waters Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waters Corporation

34 Maple Street

Milford, Massachusetts 01757

Required Information

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018

Notes to Financial Statements

Form 5500 – Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018

Exhibit

Designation	Description	Method of Filing

Exhibit 23.1	Consent of Grant Thornton LLP	Filed with this Report

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan

Date: June 21, 2019	By:	/s/ SHERRY L. BUCK
Sherry L. Buck
Senior Vice President and Chief Financial Officer

WATERS EMPLOYEE INVESTMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2018 and 2017

AND FOR THE YEAR ENDED DECEMBER 31, 2018

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WATERS EMPLOYEE INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

as of December 31, 2018 and 2017

and for the Year Ended December 31, 2018

*

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Administration Committee, Plan Administrator, and Plan Participants

Waters Employee Investment Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Waters Employee Investment Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2006.

Boston, Massachusetts

June 21, 2019

WATERS EMPLOYEE INVESTMENT PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2018, and 2017

	2018	2017
Assets
Investments, at fair value (Note 3)	$739,313,992	$770,964,035
Notes receivable from participants	9,180,949	9,245,925
Employer contributions receivable	—	860,291

Net assets available for benefits	$748,494,941	$781,070,251

See accompanying notes to the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2018

Additions
Net investment (loss) income:
Net depreciation in fair value of investments	$(76,439,686)
Interest income	614,745
Dividend income	34,088,446

Total investment loss	(41,736,495)

Interest income on notes receivable from participants	360,591

Contributions:
Employer’s contributions	16,210,965
Employees’ contributions	26,213,369
Rollovers	18,726,293

Total contributions	61,150,627

Other income	550,510

Total additions	20,325,233

Deductions
Benefits paid directly to beneficiaries and participants	52,553,327
Administrative expenses	347,216

Total deductions	52,900,543

Net decrease	(32,575,310)

Net assets available for benefits:
Beginning of year	781,070,251

End of year	$748,494,941

See accompanying notes to the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2018

1  Description of Plan

The following description of the Waters Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation (“Waters” or the “Company”) and any eligible legally affiliated company to provide for their future financial security through participation in a systematic savings program to which each participating employer (the “Employer”) also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the “Code”), which allow a participant to elect to reduce taxable compensation (subject to certain limitations) with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is a Safe Harbor Plan, which provides for catch-up contributions by participants who have attained age 50 before the close of the Plan year, to satisfy the alternative methods of meeting nondiscrimination requirements, and redefine employer matching contributions.

Eligibility

Employees are eligible to participate and are automatically enrolled in the Plan immediately upon their date of hire or rehire. Unless the employee elects to suspend automatic contributions, the automatic participation will commence at 3% of annual compensation and increase 1% each year until contributions reach 6% of annual compensation.

Contributions

All participants may elect to make after-tax Roth 401(k) contributions through the Plan in addition to pretax contributions.

Subject to certain limitations, participants may elect to voluntarily contribute to the Plan through payroll deductions from 1% to 60% of their annual compensation on a pretax basis and/or on an after-tax basis as a Roth 401(k) contribution. Participants who have attained age 50, or who will reach age 50 during the year, may elect to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan of up to $6,000 for 2018, provided their regular pretax and Roth 401(k) contributions reach either the Plan’s limit of 30% of eligible earnings or the Internal Revenue Service (“IRS”) dollar limit of $18,500 for 2018. As of December 31, 2018, participants had 30 investment options in which to direct the investment of their contributions and Company contributions. Each investment option offers a different level of risk and expected rate of return. All contributions are subject to the limitations of the Code.

For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the performance bonus plan and management incentive bonuses or certain other designated incentive plans. The Employer will match 100% of the first 6% of compensation contributed by the participant to the Plan on a combined pretax and Roth 401(k) basis. The Employer matching contribution is effective immediately upon date of eligibility and follows the investment elections selected by the participant for employee contributions. Contributions and compensation considered for matching contribution purposes are subject to certain limitations.

Participants direct their elective contributions into various investment options offered by the Plan, which include a self-directed brokerage account feature and a Company stock fund, and can change their investments options on a daily basis.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, any applicable Employer matching contributions and an allocation of Plan earnings, and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Certain administrative expenses are charged directly against participants’ accounts. Allocations of earnings and expenses are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2018

Vesting

Participants are immediately vested in their voluntary contributions as well as Employer matching contributions, plus actual earnings thereon.

Rollover Election

Employees may make an eligible rollover contribution to the Plan at any time.

Administration

Fidelity Management Trust Company (“Fidelity”) is the trustee and custodian for the Plan. Fidelity Investments Institutional Operations Company (“FIIOC”) is the record keeper for the Plan.

Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account balance or annual or more frequent installments over a period not to extend beyond the life expectancy of the participant. The Plan also allows participants who are actively employed and have attained the age of 59 1/2 to withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval by the Plan administrator, a representative of the Company’s management.

Administrative Expenses

Certain administrative expenses, including loan maintenance, brokerage account fees, Waters Corporation Stock Fund (“Stock Fund”) administrative fees and in-service withdrawal fees, are paid by the participants. Other expenses, such as legal, audit and consulting fees, incurred in the administration of the Plan are paid by the Company. A portion of the operating expenses and management fees is returned to the Plan on revenue sharing arrangements. The revenue sharing amounts received are recorded as other income in the statement of changes in net assets available for benefits.

Notes Receivable from Participants

Participants in the Plan may borrow from their account balance, with a maximum of two loans permitted per participant. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the twelve months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances. Principal and interest are repaid through payroll deductions for a period of up to five years, except for loans made for purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participant’s account balances. At December 31, 2018, interest rates on outstanding loans ranged from 3.25% to 8.50%.

2  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Benefits payable at year end are not accrued as they are considered to be a component of net assets available for benefits.

Investment Transactions and Investment Income

The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

Waters Corporation common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. The common stock was valued at $188.65 and $193.19 per share at December 31, 2018 and 2017, respectively.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2018

The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments that consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Contributions

Employer and participant contributions are recorded in the period in which payroll deductions are made from the participant’s compensation.

Benefit Payments

Benefit distributions are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with US GAAP requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recently Issued Accounting Standards

In August 2018, accounting guidance was issued that modifies the disclosure requirements of fair value measurements. The amendments remove disclosures that are no longer considered cost beneficial, clarify the specific requirements of disclosure and add disclosure requirements identified as relevant. This guidance is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted.

3  Fair Value Measurements

In accordance with the accounting standards for fair value measurements and disclosures, the Plan’s assets are measured at fair value on a recurring basis as of December 31, 2018 and 2017. Fair values determined by Level 1 inputs utilize observable data, such as quoted prices in active markets. Fair values determined by Level 2 inputs utilize observable data points other than quoted prices in active markets that are observable either directly or indirectly. Fair values determined by Level 3 inputs utilize unobservable data points for which there is little or no market data, which require the reporting entity to develop its own assumptions. If the Plan were to change its valuation inputs for measuring financial assets and liabilities at fair value, either due to changes in current market conditions or other factors, it would need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Plan would recognize these transfers at the beginning of the reporting period in which the transfers occurred. During the years ended December 31, 2018 and 2017, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2018

Short-term liquid investments within the Stock Fund and self-directed brokerage accounts were held in money market funds of regulated investment companies. The classification of these assets was revised from Level 2 to Level 1 to correct the classification. In addition, the classification of certain common collective trusts, which were previously excluded from the scope of the fair value hierarchy, were revised to be consistent with other common collective trusts in the Plan. It has been determined that the correction to prior period financial statements for both the short-term liquid investments and the common collective trusts was not material and the classification was revised for all periods presented in the disclosures below.

The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2018:

	Total December 31, 2018	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Waters Corporation Stock Fund	$65,191,946	$65,191,946	$—	$—
Mutual funds	536,909,118	536,909,118	—	—
Self-directed brokerage assets	27,167,294	27,167,294	—	—
Common collective trusts	110,045,634	—	110,045,634	—

Total assets in the fair value hierarchy	$739,313,992	$629,268,358	$110,045,634	$—

The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2017:

	Total December 31, 2017	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Waters Corporation Stock Fund	$70,659,189	$70,659,189	$—	$—
Mutual funds	551,618,118	551,618,118	—	—
Self-directed brokerage assets	28,773,138	28,773,138	—	—
Common collective trusts	119,913,590	—	119,913,590	—

Total assets in the fair value hierarchy	$770,964,035	$651,050,445	$119,913,590	$—

Investments in the Stock Fund are stated at fair value based on the quoted market price on the last business day of the year for the Company’s common stock and the fair value of short-term liquid investments included in the Stock Fund.

Investments in mutual funds are stated at fair value based on the quoted net asset value of shares held by the Plan on the last business day of the year.

Investments under the self-directed brokerage account are stated at fair value based on the quoted market prices on the last business day of the year.

Investments in common collective trusts are stated at fair value based on the net asset value (“NAV”) of its underlying investments at year end. While participant transactions for common collective trusts take place daily, certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would require a redemption notice period of up to twelve months.

The methods described above may produce a fair value that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2018

4  Related-Party Transactions

Certain Plan investments are shares of mutual funds or collective trusts managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity or its affiliates for administrative services amounted to $347,216 for the year ended December 31, 2018. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest transactions.

The Plan has investments in shares of the Company’s common stock through the Stock Fund. During the year ended December 31, 2018, the Plan purchased units in the Stock Fund in the amount of $3,252,945; sold units in the Stock Fund in the amount of $7,386,172; and had net investment depreciation of $1,299,890, administrative expenses of $69,054 and interest and dividend income of $34,928. The total value of the Plan’s investment in the Stock Fund was $65,191,946 and $70,659,189 at December 31, 2018 and 2017, respectively.

Certain operating expenses and management fees are returned to the Plan based on revenue sharing arrangements with Fidelity. As Fidelity is the trustee and custodian of the Plan, these transactions qualify as party-in-interest transactions. The revenue sharing amounts received are recorded as other income in the statement of changes in net assets available for benefits.

5  Plan Amendment and Termination

The Company expects to continue the Plan indefinitely; however, it has the right to modify, amend or terminate the Plan at any time subject to the provisions of the Code and ERISA. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, participants will remain 100% vested in their account balances.

6  Tax Status

The IRS has determined and informed the Company by a letter dated October 16, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since the effective date of the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

WATERS EMPLOYEE INVESTMENT PLAN

Form 5500 – Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year) as of December 31, 2018

EIN:	04-3234558
Plan Number	002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Waters Corporation Stock Fund
*	Fidelity Management Trust Company (FMTC)	Cash Reserves	N/A	$1,999,101
*	FMTC	Waters Corporation Common Stock	N/A	63,192,845

	Total Waters Corporation Stock Fund			65,191,946

Mutual funds
	American Beacon	American Beacon Small Cap Value Fund Institutional Class	N/A	12,911,547
	American Funds	American Funds Washington Mutual Investors Fund – Class R5	N/A	18,972,177
	MassMutual	MassMutual Select Mid Cap Growth Equity Fund II – Class R5	N/A	16,774,911
*	FMTC	Fidelity 500 Index Fund	N/A	82,926,798
*	FMTC	Fidelity Extended Market Index Fund	N/A	10,575,014
*	FMTC	Fidelity Institutional Money Market Government Portfolio – Institutional Class	N/A	35,033,136
*	FMTC	Fidelity Freedom 2005 Fund – Class K	N/A	408,329
*	FMTC	Fidelity Freedom 2010 Fund – Class K	N/A	1,292,809
*	FMTC	Fidelity Freedom 2015 Fund – Class K	N/A	4,547,609
*	FMTC	Fidelity Freedom 2020 Fund – Class K	N/A	41,419,049
*	FMTC	Fidelity Freedom 2025 Fund – Class K	N/A	32,755,734
*	FMTC	Fidelity Freedom 2030 Fund – Class K	N/A	48,522,473
*	FMTC	Fidelity Freedom 2035 Fund – Class K	N/A	19,030,488
*	FMTC	Fidelity Freedom 2040 Fund – Class K	N/A	24,630,047
*	FMTC	Fidelity Freedom 2045 Fund – Class K	N/A	13,156,668
*	FMTC	Fidelity Freedom 2050 Fund – Class K	N/A	11,284,074
*	FMTC	Fidelity Freedom 2055 Fund – Class K	N/A	4,451,012
*	FMTC	Fidelity Freedom 2060 Fund – Class K	N/A	1,397,761
*	FMTC	Fidelity Freedom Income Fund – Class K	N/A	3,671,763
*	FMTC	Fidelity Diversified International Fund – Class K	N/A	25,963,794
*	FMTC	Fidelity Low-Priced Stock Fund – Class K	N/A	30,148,191
*	FMTC	Fidelity Puritan Fund – Class K	N/A	34,876,262
*	FMTC	Fidelity Government Money Market Fund	N/A	42,396
	Oppenheimer	Oppenheimer Developing Markets Fund – Class Y	N/A	13,155,352
	Vanguard	Vanguard Total Bond Market Index Fund Institutional Shares	N/A	42,514,492
	Vanguard	Vanguard Total International Stock Index Fund – Admiral Shares	N/A	6,447,232

	Total mutual funds			536,909,118

Notes receivable from participants
	Notes receivable from participants	Interest rates ranging from 3.25% to 8.50%; maturity dates through 2038	—	9,180,949

Self-directed brokerage assets
*	FMTC	Self-Directed BrokerageLink	N/A	27,167,294

Collective trusts
*	FMTC	Fidelity Managed Income Portfolio	N/A	12,361,412
*	FMTC	Fidelity Growth Company Commingled Pool	N/A	97,684,222

	Total collective trusts			110,045,634

	Total investments			$748,494,941

*	Party-in-interest